FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG announces an agreement in principle

on financial restructuring plan

with its main creditors and DNCA

Paris, France – June 2nd, 2017

CGG announces that it has reached an agreement in principle on a financial restructuring plan (the “Agreement in Principle”) which meets the Company’s objectives of (i) full equitization of the existing unsecured debt, (ii) extension of the maturity of the secured debt and (iii) financial flexibility to confront various business scenarios through, inter alia, additional new money (the “New Money”) and has garnered the support of the majority of its secured lenders, the majority of the holders of its Senior Notes and DNCA (in its capacity as a long-standing institutional shareholder, bondholder and convertible bondholder of the Company).

Status of the Financial Restructuring Process

On March 3rd, 2017, CGG S.A (“CGG” or the “Company”) entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs and more broadly addressing its capital structure constraints.

Following its announcement dated May 12th, 2017, under the aegis of the mandataire ad hoc, the Company has re-engaged in discussions with certain of its main creditors and DNCA and their respective advisers, under non-disclosure agreements.

Those discussions led to the Agreement in Principle supported by (i) the Company, (ii) the Secured Lenders Coordinating Committee (representing approximately 52.7 % of the aggregate principal amount of the secured debt), (iii) DNCA (representing c. 7.9% of the share capital and 7.7% of the voting rights as well as 5.5% of the aggregate principal amount of the Senior Notes and 18.7% of the aggregate principal amount of the Convertible Bonds), as well as (iv) the members of the ad hoc Committee of the Senior Notes (representing c. 52.4% of the aggregate principal amount of the Senior Notes (the “ad hoc Committee of Senior Notes”). The representative of the masses of holders of Convertible Bonds has not supported the Agreement in Principle. The two other shareholders holding more than 5% of the Company’s share capital, Bpifrance Participations and AMS Energie, who participated in the previous discussions leading to May 12th 2017 announcement have not participated in the negotiations of the Agreement in Principle.

The Agreement in Principle is based on the same objectives as the proposal published on May 12th, 2017 (the “May 12th Proposal”): it is in line with the Company’s corporate interest, preserves the Group’s integrity, provides a framework for long-term sustainability for the Company’s businesses, employees and customers, and offers its current shareholders an opportunity to participate in the Company’s recovery.

The Agreement in Principle is detailed in Appendix 1 and comprises the following key elements:

•	Treatment of the Senior Notes:

•	full equitization of the principal amount (plus accrued and unpaid interest not paid in kind on closing) of the Senior Notes (except for the portion that may be used as backstop for the rights issue described below) at $3.5 per share (versus $4.0 in the May 12th Proposal);

•	$86 million accrued and unpaid interest to be paid on closing with new Second Lien Notes (versus equitization of the accrued and unpaid interest in the May 12th Proposal);

•	Treatment of the Convertible Bonds:

•	full equitization of the principal amount (plus accrued and unpaid interest not paid in cash on closing) of the Convertible Bonds at $11.5 per share (versus $15 in the May 12th Proposal);

•	$5 million accrued and unpaid interest to be paid on closing in cash (versus equitization of the accrued and unpaid interest in the May 12th Proposal);

•	Free Warrants #1 allocated to historical shareholders with a $3.5 strike price, 4 years duration and a ratio of 4 warrants for 3 existing shares (versus respectively $4.0 strike price, 5 years duration and ratio of 6 Warrants #1 for 5 existing shares in the May 12th Proposal);

•	New Money through:

•	a rights issue of $125 million (versus $75 million in the May 12th Proposal) with preferential subscription rights for historical shareholders by issuance of new shares with Warrants #2 (ABSA) at a price of $1.75 (versus $2 in the May 12th Proposal), the Warrants #2 having a $4.5 strike price, a 5-year duration and a ratio of 2 Warrants #2 for 3 new shares subscribed as part of the rights issue (versus respectively $5.0 strike price, 5 years duration and ratio of 1 Warrant #2 for 1 new share subscribed as part of the rights issue, in the May 12th Proposal), backstopped by DNCA in cash for $70 million, and potentially other significant shareholders in cash or Senior Notes holders by way of set-off;

•	an issuance of new Second Lien Senior Notes with Penny Warrants (as described in Appendix 1) for $375 million (versus $350 m in the May 12th Proposal) reserved for eligible Senior Notes holders (including a Euro-tranche in an amount to be determined);

•	Amend and extend the maturity of the secured debt until 2022 (same as the May 12th Proposal).

Under the terms of the Agreement in Principle, the ownership percentages of the existing shareholders in the Company (see page 12 of the attached presentation) would be:

-	4.5% after equitization of the Senior Notes and the Convertible Bonds (the “Unsecured Debt Equitization”) but before exercise of the Warrants #1; and 10.0% after exercise of these Warrants #1;

-	13.6% after the Unsecured Debt Equitization and the rights issue with Warrants #2 and the exercise of the Penny Warrants (as described below) but before exercise of the Warrants #1 and #2; 17.2% after exercise of the Warrants #1; and 22.4% after exercise of both the Warrants #1 and #2;

-	3.2% after the Unsecured Debt Equitization, rights issue and the exercise the Penny Warrants should existing shareholders decide not to subscribe to the rights issue with Warrants #2 nor to exercise their Warrants #1. In addition, such shareholders would get any proceeds from the disposal of their Warrants #1 and of their preferred subscription rights linked to the rights issue with Warrants #2.

The Agreement in Principle has been approved in principle by the Company’s board of directors. It is subject to the finalisation of the negotiations of its final terms, and the necessary documentation to launch the private placement relating to the issuance of the new Second Lien Senior Notes with Penny Warrants (including lock-up agreements and private placement agreements provided for under the Agreement in Principle to be finalized no later than June 12, 2017).

The implementation of the Agreement in Principle is subject to various customary conditions precedent including the approval of the necessary resolutions by the shareholders’ meeting of the Company and obtaining the required level of support from creditors in the proceedings that would be launched in France and possibly in other jurisdictions. Assuming the applicable conditions precedent are satisfied or waived, the implementation of the Agreement in Principle is expected to occur no later than February 28, 2018.

Ordinary General Assembly postponed

In this context, with the authorization of the Commercial Court of Paris, CGG Group’s Board of Directors has decided to postpone the Ordinary General Assembly expected to vote on the 2016 accounts, so that the shareholders can vote both on the 2016 accounts and the restructuring. The market will be kept informed about the schedule, in compliance with stock market rules.

Appointment of an independent expert

In accordance with the AMF General Regulation, the Company’s board of directors will appoint an independent expert to issue a report on the financial restructuring.

2021 Senior Notes coupon payment due June 1st, 2017

CGG has an interest payment of approximately $21.2 million due on June 1, 2017 in respect of its 6.5% 2021 Senior Notes. Although it has sufficient cash on hand to make the payment, CGG has elected not to do so and to use the 30-day grace period during which it retains the right to pay the interest due to the holders of the 2021 Senior Notes and thereby remain in compliance with the indenture governing the 2021 Senior Notes.

As a reminder, CGG had an interest payment of approximately $12.4 million due on May 15, 2017 in respect of its 5.875% 2020 Senior Notes. Although it had sufficient cash on hand to make the payment, CGG elected not to do so and to use the 30-day grace period during which it retains the right to pay the interest due to the holders of the 2020 Senior Notes and thereby remain in compliance with the indenture governing the 2020 Senior Notes.

Failure to make such interest payment by the end of the 30-day grace period would result in an “Event of Default” under both indentures. CGG believes that it has sufficient liquidity to continue meeting all of its obligations during the grace period. The 30-day grace period related to the 2020 Senior Notes ends on June 14, 2017.

CGG will consider commencing voluntary court proceedings shortly, potentially in multiple jurisdictions. These court-supervised processes will be pursued to implement the Agreement in Principle and preserve the Company’s liquidity and the value of its business. As numerous companies have demonstrated, these processes can be an effective way of achieving an efficient debt restructuring with minimal disruption to the business.

In parallel with our financial restructuring process, we remain focused on our high level of services to our customers and quality of our integrated product offerings.

“Convertible Bonds” means CGG’s 1.25% convertible bonds due 2019 (ISIN: FR0011357664) (the “2019 convertible bonds”) and 1.75% convertible bonds due 2020 (ISIN: FR0012739548) (the “2020 convertible bonds”).

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66) (the “2021 Notes”), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) (the “ 2020 Notes”) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52) (the “2022 Notes”).

Appendix 1: Restructuring Financial Proposal Presentation

Conference call

An English language conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at: www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 23 +44(0)20 3427 0503 3806792

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

Agreement in Principle on Financial Restructuring June 2nd, 2017

Disclaimer 7 This presentation has been prepared by CGG S.A. (“CGG”) in the context of the negotiations between it and certain of its creditors and other stakeholders in respect of a potential restructuring plan. It is not intended for, and may not be used for, any other purposes. This document contains forward-looking statements, which involve risks and uncertainties, including statements regarding certain key financial indicators. Such forward-looking statements are management objectives and do not constitute profit forecasts as defined in European regulation (EC) 809/2004 . The business plan highlights presented herein are notably based on hypotheses built by the management and market environment estimates. Forward-looking statements for the 2017, 2018 and 2019 financial years have been established in an unstable and volatile environment which make it difficult to determine with a satisfactory degree of certainty the future performances of the group. Although CGG believes its business plan highlights presented herein are based on its reasonable assumptions at the time about future events, these statements are subject to numerous risks and uncertainties. As a result, actual results may differ materially from those that we expected. A description of the risks to which the CGG group is exposed appears in section 3 “Risk Factors” of the CGG’s “Document de référence” and in Item 3 of CGG’s annual report on Form 20-F, filed with the French financial markets authority (AMF) and the Securities and Exchange Commission (SEC), respectively, on 1 May 2017. The forward-looking statements contained in this document are based upon information available to CGG on the date of this document. CGG does not undertake to update or revise any of these statements to take account of events or circumstances arising after the date of this document or to take account of the occurrence of unexpected events.

Agenda Agreement in Principle Characteristics of the group after the financial restructuring Conclusion and timetable 8

Agreement in Principle

Following the May 12th announcement, the Company has reengaged, under the aegis of the Mandataire Ad Hoc, in restructuring discussions with its main creditors and DNCA The “Secured Lenders Coordinating Committee”1 = 52.7% principal amount The “HYB ad hoc Committee”2 = 52.4% principal amount DNCA = 7.9% share capital / 5.5% principal amount of HYB / 18.7% principal amount of CB Agreement in Principle supported by all those parties 1.Members of the Secured Lenders Coordinating Committee: funds or assets managed by Goldman Sachs, Makuria, Och Ziff, T Rowe Price, respectively 2.Members of the HYB ad hoc Committee: funds managed by Alden Global, Attestor Capital, Aurelius Capital, Boussard & Gavaudan Asset Management, Contrarian Capital Management, Third Point Capital, respectively Restructuring discussions: positive outcome 10

Reminder: CGG’s Priorities Protect the corporate interest of the Company and the full value of its businesses Timetable to deliver the targeted Financial Restructuring is of the essence in the present market environment Preserve the Group’s integrity Highly interlinked technologies, Production Units and Geographies Provide a framework for long-term sustainability for the Company’s businesses, employees and customers CGG is a Services Company which value is mostly made by Clients and People Put the Company in a safe harbor from a Liquidity viewpoint to face any possible delay in the Geoscience Market recovery Find a solution respecting the existing interest of each stakeholder and their ability to take part in the Company’s recovery The rights and weights of the stakeholders are heterogeneous, depending notably of their subordination rank, and will have to be eventually balanced and fulfilled under the authority of French and US Court 11

Financial Restructuring objectives met 12 Legacy Maritime Liabilities and Nordic Debt fully addressed in Q1 Full Equitization of the principal amount of the unsecured debt leading to substantial Group deleveraging Extension of the maturity of the secured debt to 2022 (5 years from restructuring closing date) Significantly improved liquidity position both to protect the Company in the event of operational sensitivities and to be able to finance growth at recovery time

Key differences from Company’s Proposal dated May 12th 13 Key differences in Debt Equitization Conversion price of the High Yield Bonds: $3.5 vs $4 in May 12 proposal Conversion price of the Convertible Bonds: $11.5 vs $15 in May 12 proposal Accrued High Yield Bond coupon to be paid on closing through issuance of new High Yield Bond Accrued Convertible coupon to be paid on closing in cash Existing shareholders receive 4 Warrants for 3 shares (vs 6 for 5 in May 12 proposal) / 4-year Warrants with a strike price of $3.5 (vs $4 in May 12 proposal) Key differences in New Money Rights issue increased to $125m (vs $75m) Amount of HYB new money increased to $375m (vs 350m in May 12 proposal) available to all eligible HYB holders

Agreement in Principle: Equitization of the Unsecured Debt 14 Summary of Main Economic Terms Treatment of the Unsecured Debt Coupon HYB: $86m accrued and unpaid interest to be paid on closing with new HY Bonds CB: $5m accrued and unpaid interest to be paid on closing in cash Reserved Capital Increase to HY Bondholders HYB outstanding amount of c.$1,515m to be exchanged into Equity (except for the portion potentially used in the backstop of the Rights Issue) Exchange at Par for Shares at $3.50 Reserved Capital Increase to Convertible Bondholders Convertible Bonds amount of c.$378m to be exchanged into Equity Exchange at Par for Shares at $11.50 Issue of Warrants in favor of Original Shareholders Warrants #1 at $3.50 / 4-year maturity 4 Warrants for 3 Shares

Agreement in Principle: New Money 15 Summary of Main Economic Terms $125m Rights Issue with Warrants (ABSA) limited to Existing Shareholders Issuing New Shares at $1.75 coupled with Warrants #2 at $4.5 / 5 year maturity 2 Warrants for 3 New Shares Open to all existing shareholders (before equitization of the HY Bonds and the Convertible Bonds) Backstop (payable on closing): DNCA has agreed to backstop $70m of the Rights Issue in cash Until no later than 21 days before the shareholders meeting, the Company, at its election, may propose to, and agree with significant shareholder(s) who would sign a lock up agreement to backstop the amount not taken up by DNCA Any amount not backstopped will be backstopped by the HY Bondholders by way of set off of their claims under the HY Bonds 10% Backstop fee payable in cash pro rata to those parties who provide the backstop in cash $375m New HYB provided by the Unsecured Lenders Issuing New High Yield Bonds at par coupled with Penny Warrants (fully diluted basis before Warrants #1 & #2) Floating Libor (floor at 1%) + 4% cash + 8.5% PIK 6-year maturity post Closing Date (i) USD Tranche and (ii) EUR Tranche, in an amount to be agreed Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the “Record Date”), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower of holdings on (i) the Record Date and (ii) the commitment date 7% cash commitment fee paid prorata to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bonds Other Penny warrants allowing to subscribe for 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee as a Global Coordinator fee (payable on closing) No deal no fee

Reinstatement of the outstanding c. $800m US and French Revolving Credit Facility + Term Loan B Up to $150m prepaid at Closing Secured Bond format 5 year maturity Libor (floor 1%) + 6.5% cash / 2.5% PIK No maintenance covenant except $185m minimum cash and cash equivalent Basket for up to $200m additional pari passu secured debt under a 2.5x first lien leverage cap and 3x interest cover Agreement in Principle: reinstated secured debt 16

17 Shareholding Pre New Money (Pre Penny Warrants) Post Debt Equitisation Including Warrants 1   Existing shareholders 4,5% 10,0%   Convert. Bonds 6,7% 6,4%   HYB 88,7% 83,7%   Total           100% 100%   Shareholding Post New Money Post Debt Equitisation Including Warrants 1 Including Warrants 2 Existing shareholders 13,6% 17.2% 22.4% of which from new money 10.4% 10.0% 15.6% of which from existing shares 3.2% 7.2% 6.8% Convert. Bonds 4.8% 4.6% 4.3% HYB 81.6% 78.2% 73.3% Total           100% 100% 100% Agreement in Principle: Indicative Equity Ownership Note: Assuming a full take-up in the Rights Issue

Characteristics of the group after the financial restructuring

Industrial restructuring: fully achieved Source:Company Full cost base including Depreciation and Amortization Including Manufacturing temporaries Excluding impact of variation in fixed asset suppliers Headcount(2) Total Capex(3) Marine monthly cost structure(1) (61)% G&A expenses (number of employees) Base (m$) (m$) (47)% (75)% (54)% 19

2013A Mid-term Objective Business mix evolution 2016A Total revenue: $1.2 BN Total revenue: ~$2.0 BN Total revenue: $3.8 BN 20

Business plan: selected financial targets FYE 31/12 2016A 2017E 2018E 2019E Revenue $1.2 BN In line with 2016A results ~$1.5 BN ~$2.0 BN EBITDA Margin (1) 27.4% 35.0% - 40.0% 37.5% - 42.5% MC Capex $295m $275 – 325m Industrial Capex $71m $100 – 125m R&D Capex $34m Stable at c.$35m Change in Working Capital $198m Negative – In line with revenue growth (excluding ~$50 MM Pemex accelerated factoring in 2017) Cash Transformation Cost $167m $80m $15m $10m Company historical Seasonality of EBITDA is significantly weighted to H2. H1 2017 is expected to be impacted by fleet transition, more contractual activity than multi-client and lower volumes in Sercel 21

Based on mid-point of Business Plan targets, post Restructuring, Net Financial Debt* over EBITDA ratio below the 1.5x area * Here-shown excluding Capital Lease Group Leverage: back below 1.5x beginning of 2018 22

Restructuring Savings (over 2017-2019) ML mitigation & Nordic Loan: c. $300m Cost of Debt reduction net of fees: c. $200m Additional Liquidity Net New Money: c. $300m Basket for new Secured debt: c. $200m Group Liquidity: $1bn improvement at YE 2019 horizon 23

Debt profile post financial restructuring From $2.75bn before Restructuring to $1.15bn post restructuring Maturities extended to 2022 and 2023 Average cost of debt at 7.0% cash + 5.0% PIK c. $80m cash burden in 2018 24

Conclusion and timetable

Next Steps 26 Finalize legal documentation including lock-up agreements by June 12th at the latest Agreement in principle is subject to final documentation as well as customary conditions Interest on the 6.5% Senior Notes due on June 1st 2017 Put on hold during the 30-day grace period Interest on the 5.875% Senior Notes due on May 15th 2017 30-day grace period ending June 14th Potential voluntary Court proceedings in multiple jurisdictions to fully implement the financial restructuring

Conclusion: financial objectives met 27 In parallel with our financial restructuring process, we remain focused on our high level of services to our customers and quality of our integrated product offerings Legacy Maritime Liabilities and Nordic Debt fully addressed in Q1 Full Equitization of the principal amount of the unsecured debt leading to substantial Group deleveraging Extension of the maturity of the secured debt to 2022 (5 years from restructuring closing date) Significantly improved liquidity position both to protect the Company in the event of operational sensitivities and to be able to finance growth at recovery time

Appendix

Agreement in Principle: key changes vs Company proposal dated 12 May 2017 Company Proposal (12/05/2017) AGREEMENT IN PRINCIPLE (01/06/2017) HY Bondholders HYB amount of principal plus accrued and unpaid interest ($1,601m, if closing occurs by the end of October 2017) to be converted into Equity @ $4 (except for the portion potentially used in the backstop of the Rights Issue) HYB amount of principal plus accrued and unpaid interest not paid in kind on Closing Date ($1,515m, if closing occurs by the end of October 2017), to be converted into Equity @ $3.5 (except for the portion potentially used in the backstop of the Rights Issue) $86m accrued and unpaid interest to be paid on closing with new HY Bonds Convertible Bondholders Convertible Bonds amount of principal plus accrued and unpaid interest ($383m if closing occurs by the end of October 2017) to be converted into Equity @ $15 Possibility to participate in the new HYB ($25m) Convertible Bonds amount of principal plus accrued and unpaid interest not paid in cash on Closing Date ($378m if closing occurs by the end of October 2017) to be converted into Equity @ $11.5 No participation in the new HYB $5m accrued and unpaid interest to be paid on closing in cash Rights Issue New Money of $75m @ $2 Warrants 2 based on a 1/1 ratio New Money of $125m @ $1.75 Warrants 2 based on a 2 warrants for 3 shares ratio New HYB $350m (with Penny warrants for 12.5%) HYB: $325m (11.6%) CB: $25 (0.9%) 10% Backstop fee payable in cash to those parties providing the backstop $375m (with Penny warrants for 16% of the share capital) HYB: $375m CB: $0m Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to te HYB Ad Hoc Committee Commitment fee (payable on closing): 7% cash commitment fee paid prorata to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bond Other Global Coordinator fee: Penny Warrants allowing to subscribe for 3.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) Warrants 1 for existing shareholders based on a 1.2x ratio Global Coordinator fee for the HYB ad hoc committee (payable on closing): Penny Warrants allowing to subscribe for 1.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) Warrants 1 for existing shareholders based on a 4 warrants for 3 shares ratio No deal no fee 29

Areas to Be Addressed Headline Terms Borrower CGG Holdings Inc. (US) Form Bond format NY Law Guarantors Adjusted guarantee package compared to existing package, reflecting release of following guarantors1: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC Additional guarantors to be considered Pledge of shares owned by Obligors of any guarantor being released Maturity 5-year from Closing Date Interest Interest to be set at Closing Date, based on linear ratchet grid (and fixed for life with respect to the ratchet grid) : Floating Libor (100bps floor) + 650bps cash + 250bps PIK if ≥ $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 125bps and 250bps depending on total outstanding, if outstanding between $600m and $700m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash + PIK between 0bps and 125bps depending on total outstanding, if outstanding between $500m and $600m outstanding at Closing Date Floating Libor (100bps floor) + 650bps cash if ≤ $500m outstanding at Closing Date Amortization Full Bullet Bond (no contractual amortization) No excess cash flow sweep Note 1: Subject to the provision of specified satisfactory information on Guarantors Headline Terms of the Agreement in Principle Secured Lenders (US & French RCF and TLB) – 1/2 30

Areas to Be Addressed Headline Terms Early Prepayment Callable at par (in whole but not in part) at any time during the first 6 months after Closing Date (for avoidance of doubt from end of month 3 the repayment will be inclusive of the 3% roll-over fee that will be PIKed) ; Non-call between months 7 and 36, thereafter callable at no prepayment premium Closing Date shall be the date of completion of the last of the operations to be implemented in the context of the restructuring including for the avoidance of doubt, effective date of chapter 11 and safeguards, satisfaction of all the conditions precedent and completion of the securities issuances Same suite of mandatory prepayment events as current documentation (excluding Permitted Junior Debt Refinancing and Change of Control to be a put at 101% (for the avoidance of doubt the Non Call premium will still be due during the Non Call period)) Permitted Junior Debt Refinancing terms: Cash coupon (in $m) not higher than new HYB, maturity not earlier than new HYB and no better security than HYB Upfront Paydown Any net new money amount above $250m (incl. New money capital increase) after fees would paydown secured debt subject to a cap of $150m Covenant No maintenance covenants except a minimum cash and cash equivalent covenant set at $185MM Customary incurrence covenant including in respect with the issuance of additional debt (definition and threshold to be agreed) Security Consistent with existing security package (except for adjustments to guarantees as noted above) including customary negative pledge on unencumbered assets Rollover Fee Additional interest paid in kind in an amount equal to 3.0% of principal amount of the rolled over secured debt if no refinancing has occurred during the first 3 months after Closing Other Enable incurrence of additional debt up to $200m pari passu (under a secured cap of $900 MM) to fund Company’s growth Secured lenders to have right of first refusal on providing the additional secured debt if the cost is greater than existing terms Will provide incremental security if we increase secured gross debt above $800 MM Incremental security (1.5x coverage) for $100 MM flexibility above $800 MM Documentation refresh Headline Terms of the Agreement in Principle Secured Lenders (US & French RCF and TLB) – 2/2 31

Areas to Be Addressed Headline Terms Issuer CGG SA Format: US$ documentation consistent with existing US$ HYB Amount $375m in cash (i) USD Tranche and (ii) EUR Tranche in an amount to be agreed $86m from the payment of accrued and unpaid Coupon Ranking Adjusted guarantee package compared to existing package in favor of HYB, reflecting release of following guarantors: CGG MRN, CGG Holding UK I, CGG Holding UK II, Sercel Inc, Sercel GRC, Sercel Australia, Sercel Canada, CGG Canada Services Ltd Additional guarantors to be considered Obligation of CGG SA with a Silent Second Lien on US and French collateral (and additional collateral if legally feasible to have Silent Second Lien under local laws) Intercreditor principles Silent second lien intercreditor agreement to be governed by NY law and to include drag along guaranty and lien release provisions upon disposition of collateral (i) permitted under senior debt documents in effect as of the closing date, (ii) consented to by the required senior lenders, (iii) pursuant to an exercise of remedies by the senior lenders and/or (iv) in connection with a sale under Section 363 of the Bankruptcy Code, in each case subject to lien attachment to proceeds Tenor 6 years from Closing Date (12 months after secured debt maturity) Coupon Floating Libor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the USD Tranche Floating Euribor (100 bps floor) + 400bps (cash) + 850bps (PIK), for the EUR Tranche Headline Terms of the Agreement in Principle New HYB Terms (1/2) 32

Areas to Be Addressed Headline Terms Call Year 1: 120% Year 2: 120% Year 3: 112.5% From Year 4: par Covenants Incurrence based covenants only, consistent with existing US$ HYB due 2022 subject to increase in baskets for operational purposes and flex for incurrence of $200m additional debt for new senior secured financing Cross acceleration to senior secured debt Use of proceeds General corporate purpose for the first $250m Any new money amount above $250m (incl. New money capital increase) after fees would pay down secured debt (capped at $150m) Backstop / Commitment fee Backstop (payable on closing): Backstopped by HYB Ad Hoc Committee 3% cash backstop fee paid to the HYB Ad Hoc Committee Penny warrants allowing to subscribe for 1.5% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) granted to the HYB Ad Hoc Committee Commitment fee (payable on closing): Possibility to commit to subscribe for their exact prorata amount offered to all qualified investors holding HYB on June 1 , 2017 (the “Record Date”), who sign the lock-up agreement during the plan support period (dates to be determined). Allocations will be determined based on the lower holdings on (i) on the Record Date and (ii) on the commitment date 7% cash commitment fee paid prorata to parties committing to subscribe for New High Yield Bonds Penny warrants allowing to subscribe for 16.0% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) prorata to parties committing to subscribe for New High Yield Bonds Other Global coordination Penny Warrants allowing to subscribe for 1% of share capital (after restructuring but before exercise of Warrants 1 and Warrants 2) payable to the HYB Ad Hoc Committee on closing Headline Terms of the Agreement in Principle New HYB Terms (2/2) 33

Thank you

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 2nd, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer